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                                                                  EXHIBIT 99.13

                         CERTIFICATE OF SOLE SHAREHOLDER

     Fund Asset Management, Inc. ("FAMI"), the holder of 5,000 Class A shares of beneficial interest, par value $0.10 per share, and 5,000 Class B shares of beneficial interest, par value $0.10 per share, of Merrill Lynch North Carolina Municipal Bond Fund (the "Fund") of Merrill Lynch Multi-State Municipal Series Trust (the "Trust"), a Massachusetts business trust, does hereby confirm to the Trust its representation that it purchased such shares for investment purposes, with no present intention of redeeming or reselling any portion thereof, and does further agree that if it redeems any portion of such shares prior to the amortization of the Fund's organizational expenses, the proceeds thereof will be reduced by the proportionate amount of unamortized organizational expenses which the number of shares being redeemed bears to the number of shares initially purchased and outstanding at the time of redemption. FAMI further agrees that in the event such shares are sold or otherwise transferred to any other party, that prior to such sale or transfer FAMI Will obtain on behalf of the Fund an agreement from such other party to comply with the foregoing as to the reduction of redemption proceeds and to obtain a similar agreement from any transferee of such party.

                                           FUND ASSET MANAGEMENT, INC.

                                           By:  /s/ Mark B. Goldfus
                                               ----------------------------
                                                    Vice President

         Dated: August 19, 1992